Exhibit 99.52

GREENBROOK TMS ANNOUNCES OVERNIGHT MARKETED OFFERING OF COMMON SHARES

NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES.

TORONTO, ON, May 5, 2020 – Greenbrook TMS Inc. (“Greenbrook” or the “Company”) (TSX: GTMS) announced today that it has filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, pursuant to National Instrument 44-101 Short Form Prospectus Distributions, in connection with a proposed overnight marketed offering (the “Offering”) of common shares of the Company (the “Offered Shares”). The Offering is being co-led by Bloom Burton Securities Inc. and Clarus Securities Inc. (the “Lead Agents”) on behalf of a syndicate including Canaccord Genuity Corp., Desjardins Securities Inc., and Stifel Nicolaus Canada Inc.

The number of Offered Shares to be distributed, the price of each Offered Share and the minimum and maximum size of the Offering will be determined by negotiation between the Company and the Lead Agents in the context of the market with final terms to be determined at the time of pricing. The Preliminary Prospectus is subject to completion and amendment.

The Company intends to use the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals.

The Offered Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

About Greenbrook TMS Inc.

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information, including with respect to the use of the net proceeds of the Offering. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information please contact:

Erns Loubser
Chief Financial Officer and Treasurer
Greenbrook TMS Inc.

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com
1-855-797-4867